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SEC FILE NUMBER
8-17168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
AUG 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hummelberg — (213) 486-9030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Hummelberg, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2014 and supplemental schedules pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

[signature] 8/25/14
Signature Date

Subscribed and sworn (or affirmed) before me on this date of 25th day of August 2014

[signature]
Notary Public

Senior Vice President
Title

KRISTINE ASPLUND SANCHEZ
COMM. # 2039336
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Sept. 24, 2017
VRS1

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity and Comprehensive Loss.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 8 to financial statements)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 8 to financial statements)
() (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-l (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report. (Filed as a Separate Document)
(x) (n) A Report Describing the Broker – Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c 3-3 (the "Exemption Report").(Bound Separately)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2014
AND INDEPENDENT AUDITORS' REPORT

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of American Fund Distributors, Inc. (the "Company") as of June 30, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of American Fund Distributors, Inc. as of June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

August 26, 2014

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
June 30, 2014
(Dollars in thousands, except per share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$125,331
RECEIVABLES	14,477
PREPAID EXPENSES	2,178
INCOME TAX RECEIVABLE	16,846
DEFERRED INCOME TAXES - net	11,744
PROPERTY - at cost:	
Land	230
Buildings	2,586
Furniture, equipment and software	4,622
Leasehold improvements	1,040
Total	8,478
Accumulated depreciation and amortization	(6,611)
Property - net	1,867
OTHER ASSETS	2,759
TOTAL	$175,202

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
June 30, 2014
(Dollars in thousands, except per share amounts)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 49,897
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	32,314
INCOME TAX PAYABLE	11
DEFERRED INCOME TAXES - net	1,710
ACCRUED POSTRETIREMENT BENEFITS	2,736
Total liabilities	86,668
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value - authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	545,900
Retained earnings/(accumulated deficit)	(457,866)
Total stockholder's equity	88,534
TOTAL	$ 175,202

See notes to financial statements.

(Concluded)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor. The Company also registered as an investment advisor with the Securities Exchange Commission in fiscal year 2014.

The Company's source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

Basis of Presentation—The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

As the distributor and principal underwriter for the capital shares of investment companies for which the Parent serves as investment advisor, the Company is responsible for sales and marketing services and other services. Additionally, the Company entered into a financial support agreement with the Parent whereby the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the statement of financial condition presented could be materially different.

Estimates— The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents consist of shares of a money market fund for which the Parent serves as the investment advisor.

Fair Value Measurements—The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Under U.S. GAAP, the objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price). To meet this objective, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs, which are evaluated using the following hierarchy:

- Level 1—Values are based on quoted prices in active markets for identical securities.
- Level 2—Values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets.
- Level 3—Values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The Company carries assets held for the purpose of providing benefits under a supplemental retirement plan for certain executives at fair value. Related amounts are included in other assets. The Company also carries investments in money market mutual funds at fair value with related amounts presented in cash and cash equivalents. Receivables and payables are recorded at carrying amounts that approximate fair value. Receivables and payables from affiliates are carried at cost as it is not practicable to estimate fair values due to the related-party nature of such amounts.

Depreciation and Amortization of Property— Depreciation of buildings, furniture, equipment and software is generally computed using the straight-line method over estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated life of the related asset or the term of the lease, whichever is shorter.

Postretirement Benefits— Capital Group sponsors two plans to provide postretirement benefits, and the Company is allocated an amount based on an estimated usage.

The Company records allocated costs related to a postretirement health plan sponsored by Capital Group but not the accumulated benefit plan obligation.

In previous years, Capital Group allocated a portion of the plan's net periodic benefit cost, benefit payments, accumulated benefit obligation and plan assets to the Company. At the beginning of fiscal year 2014, Capital Group retained the entirety of the Company's accumulated benefit obligation of $17,680 and plan assets at fair value of $11,929 for financial reporting purposes, allocating a portion of the net periodic benefit cost to the Company.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement benefits. Other assets include investments carried at fair value in a rabbi trust held solely for the purpose of providing benefits under the plan. Effective October 2002, contributions to the supplemental retirement plan were discontinued.

Postemployment Benefits— The Company records allocated costs related to a postemployment plan providing short-term disability benefits and sponsored by Capital Group.

In previous years, Capital Group allocated a portion of actuarially-determined liabilities to the Company. At the beginning of fiscal year 2014, Capital Group retained the entirety of the related liability of $2,350.

Income Taxes— The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss that is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes* provides that a tax benefit from a tax position may be recognized when, based on the technical merits, it is more likely than not that the position will be sustained upon an examination that is presumed to occur, including resolution of any related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company evaluates material tax positions in relevant tax jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company concluded that the ASC 740 guidance did not have a material effect on the financial condition or results of operations of the Company.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Recent Accounting Pronouncements—In May 28, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this Update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For the Company, the adoption of ASU No. 2014-09 is effective for fiscal year ended June 30, 2019. The Company is currently evaluating the impact of the adoption of the above mentioned amended guidance on its financial statements.

2. INCOME TAXES

The net deferred tax asset consists of the following:

	June 30, 2014
Deferred tax assets:	
Accrued expenses and other	$ 4,299
Accrued compensation and benefits	10,409
Total deferred tax assets	14,708
Deferred tax liabilities:	
State franchise taxes	1,536
Depreciation and amortization	3,138
Total deferred tax liabilities	4,674
Net deferred tax asset	$ 10,034

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

The income tax receivable balance primarily relates to amounts payable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated/combined tax return.

3. FAIR VALUE DISCLOSURES

The following assets are measured at fair value on a recurring basis. The following table shows the categorization of fair value measurements within the fair value hierarchy in accordance with the Company's accounting policy.

	June 30, 2014			
	Level 1	Level 2	Level 3	Total
Other assets - Equity mutual funds held in a rabbi trust	$ 2,736	$ -	$ -	$ 2,736

Mutual funds are valued at quoted market prices which represent the net asset value of the shares. The net asset value of each mutual fund is calculated based on the policies and procedures of the mutual fund. These valuates are published, and serve as the basis for current transactions.

There were no transfers of measurements between Level 1 and Level 2 during the year ended June 30, 2014.

4. RETIREMENT PLANS

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

As described in Note 1, other assets of $2,736 at June 30, 2014 represent investments held in a rabbi trust for purposes of providing benefits under a supplemental retirement plan for certain executives.

5. TRANSACTIONS WITH AFFILIATES

Receivables include amounts due from affiliates of $1,829 at June 30, 2014, primarily related to administrative services. Accounts payable and accrued expenses include amounts due to affiliates of $31,622 at June 30, 2014, including a loan payable of $25,774 to the Parent discussed below.

The Company and its Parent entered into an agreement whereby the Parent loans the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The loan is non-interest bearing and the Company is obligated to repay the loan in monthly installments based on the monthly fees earned from the funds.

6. INDEMNIFICATIONS, GUARANTEES AND COMMITMENTS

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes that it is unlikely that the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's financial statements.

The Parent and other affiliates lease equipment and office facilities that are utilized by the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $36,157, which was $30,379 in excess of its required net capital of $5,778. At June 30, 2014, the Company's net ratio of aggregate indebtedness to net capital was 2.40 to 1.

8. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(1) of such Rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 26, 2014, the date the financial statements were available to be issued. No material subsequent events have occurred since June 30, 2014 that should require recognition or disclosure in these financial statements.

* * * * * *

American Funds Distributors, Inc.

(A Wholly Owned Subsidiary

of Capital Research and Management Company)

Exemption Report for the Year
Ended June 30, 2014 and
Review Report of Independent Public Accountant

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Funds Distributors, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) American Funds Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended June 30, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

August 26, 2014

AMERICAN FUNDS DISTRIBUTERS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

EXEMPTION REPORT
YEAR ENDED JUNE 30, 2014

We, as members of management of American Funds Distributors, Inc. (AFD), are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of AFD's compliance with the requirements of 17 C.F.R. §§ 240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of AFD:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1).

(2) We met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R. § 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule), as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.